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                                                                       EXHIBIT E

November 30, 1999


Board of Directors
Attn: Richard S. Straczynski
People's Bancshares, Inc.
545 Pleasant Street
New Bedford, MA 02740



Dear Board Members

     We are disappointed in your decision not to retain an investment banker to seek alternative strategies to enhance shareholder value or to accept nominees from our group as members of the board.

     In our view, it is the primary responsibility of the board to maximize shareholder value. As we pointed out to management and select board members, the current operating strategy of the company has not accomplished this goal since investors do not value the shares at a comparable level (based upon p/e) to People's Bancshares' peers. Consequently, we find it difficult to accept a decision by the board not to seek an evaluation of alternative strategies to maximize returns to shareholders.

     We believe concerned shareholders can only conclude by the board's action that management does not have the interest of shareholders as its primary goal. In our opinion, the board has a fiduciary responsibility to its shareholders, and we anticipate raising our concerns with the shareholders at large of People's Bancshares at the next annual meeting.


Sincerely,

/s/ Thomas F. Gillen

Thomas F. Gillen


/s/ Donald B. Jennings

Donald B. Jennings